SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                  ------------

                    Under the Securities Exchange Act of 1934
                               (Amendment No.--)*

                             Shopper's Wallet, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, par value $0.0001
                        --------------------------------
                         (Title of Class of Securities)

                                   82509B 10 9
                                    ---------
                                 (CUSIP Number)

                            Michael T. Shannon, Esq.
                     Devlin Jensen, Barristers & Solicitors
                         555 W. Hastings St., Suite 2550
                        Vancouver, B.C., Canada, V6B 4N5
                                 (604) 684-2550

                                 --------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                November 18, 2007
                                ----------------
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 5 Pages

CUSIP NO.: 82509B 10 9                  13D                   Page 2 of 5 Pages

--------------------------------------------------------------------------------
(1)  NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Jana Whitlock
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(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                  (a)  [ ]
     (See Instructions)                                                (b)  [ ]

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(3)  SEC USE ONLY


--------------------------------------------------------------------------------
(4)  SOURCE OF FUNDS (See Instructions)

     OO (See Item 3)
--------------------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                   [ ]
     PURSUANT TO ITEMS 2(d) OR 2(e)

--------------------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION

     British and Czech
--------------------------------------------------------------------------------

                    (7)  SOLE VOTING POWER

                         5,000,000
Number of           ------------------------------------------------------------
Shares              (8)  SHARED VOTING POWER
Beneficially
Owned by                 0
Each                ------------------------------------------------------------
Reporting           (9)  SOLE DISPOSITIVE POWER
Person With
                         5,000,000
                    ------------------------------------------------------------
                    (10) SHARED DISPOSITIVE POWER

                         0
--------------------------------------------------------------------------------
(11) AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     5,000,000
--------------------------------------------------------------------------------
(12) CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES (See Instructions)                                      [ ]


--------------------------------------------------------------------------------
(13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     68.18%
--------------------------------------------------------------------------------
(14) TYPE OF REPORTING PERSON (See Instructions)

     IN
--------------------------------------------------------------------------------

CUSIP NO.: 82509B 10 9                  13D                   Page 3 of 5 Pages


Item 1.   SECURITY AND ISSUER

          The class of equity securities to which this statement relates is common stock, $0.0001 par value per share (the "Common Stock") of Shopper's Wallet, Inc., a corporation organized under the laws of the State of Nevada (the "Issuer"). The address of the Issuer's principal executive offices is 2820 W. Charleston Blvd., Suite 22, Las Vegas, Nevada, 89102.

Item 2.   IDENTITY AND BACKGROUND

          (a) - (c)

          Ms. Jana Whitlock (age 56) is currently the President, CEO, CFO, Secretary, Treasurer and a Director of the Issuer since November 18, 2007. In addition, she is currently the Marketing Director of Meridian Marketing & Research S.A., which is based in Greece and is in the business of trading fast moving consumer goods and is the representative office for the EU on behalf of several major independent cigarette factories. Ms. Jana Whitlock is not an officer or director of any other reporting issuer other than Shopper's Wallet, Inc.

          (d) - (f)

          During the last five years, Ms. Jana Whitlock has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). In addition, during the last five years, Ms. Whitlock has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction; and therefore, is not subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Ms. Jana Whitlock is a citizen of Great Britain and Czech Republic


Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          Pursuant to stock purchase agreements dated November 7, 2007, between Ms. Jana Whitlock and Mr. Jacob Perry and between Ms. Whitlock and Mr. Dejan Mirkovic, Ms. Whitlock acquired 5,000,000 shares of common stock of the Issuer in aggregate on November 18, 2007 from Mr. Perry and Mr. Mirkovic for total consideration of $50,000 constituting approximately 68.18% of the Issuer's outstanding capital stock.

Item 4.   PURPOSE OF TRANSACTION

          Ms. Jana Whitlock is currently holding the shares for investment purposes. Ms. Whitlock has no plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through (j) of Item 4 of
Schedule 13D.

CUSIP NO.: 82509B 10 9                   13D                   Page 4 of 5 Pages


Item 5.   INTEREST IN SECURITIES OF THE ISSUER

          (a) Ms. Jana Whitlock currently owns 5,000,000 shares of Common Stock of the Issuer which represents approximately 68.18% of the outstanding Common Stock of the Issuer. This percentage is based on 7,333,333 shares of Common Stock issued and outstanding.

          (b) Ms. Jana Whitlock has the sole power to vote or to direct the vote and the sole power to dispose or direct the disposition of 5,000,000 shares of Common Stock.

          (c) Except as otherwise described herein, and to the knowledge of Ms. Jana Whitlock, Ms. Whitlock has not affected any transaction in the Common Stock during the past sixty (60) days.

          (d) Except as otherwise described herein, and to the knowledge of Ms. Jana Whitlock, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from sale of, the Common Stock owned by Ms. Whitlock.

          (e) It is inapplicable for the purpose herein to state the date on which Ms. Jana Whitlock ceased to be an owner of more than five percent (5%) of the Common Stock.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SECURITIES OF THE ISSUER

          Except as otherwise described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between Ms. Jana Whitlock and any other person with respect to the voting or disposition of the shares of Common Stock beneficially owned by Ms. Whitlock.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

          Not Applicable as there are no exhibits to be filed with this Schedule 13D.

CUSIP NO.: 82509B 10 9                   13D                   Page 5 of 5 Pages


                                    SIGNATURE
                                    ---------

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: November 23, 2007                               /s/ Jana Whitlock
                                                       -----------------
                                                       Jana Whitlock